                                 SEWARD & KISSEL LLP
                                One Battery Park Plaza
                                 New York, N.Y. 10004

                              Telephone: (212) 574-1200
                              Facsimile: (212) 480-8421

                             Writer's Direct Dial Number
                                   (212) 574-1338


                                                         February 27, 2001

          Securities and Exchange Commission
          450 Fifth Street, N.W.
          Washington, D.C. 20549

                   RE: Alliance Select Investor Series Fund, Inc. (File Nos. 333-8818 and 811-9176)
                             Accession #: 0000919574-01-000343
                             CIK #: 0001062417

          Dear Ladies and Gentlemen:

              The purpose of this letter is to request that the Post-
	    Effective Amendment to the Registration Statement for the Alliance Select Investor Series Fund, Inc. filed on February 27,
	    2001 (Accession #: 0000919574-01-000343) be withdrawn from the
	    SEC's database.

              We inadvertently filed an amendment to the Registration Statement of Alliance Select Investor Series Fund, Inc. with an
	    incorrect prospectus module. Subsequent to the filing, we refiled the registration statement with the correct prospectus module
	    (Accession #: 0000919574-01-000347 - filed on February 28, 2001).
	    We respectfully request that the SEC withdraw the the Post-Effective Amendment to the Registration Statement for the Alliance
          Select Investor Series Fund, Inc. filed on February 27, 2001
	    (Accession #: 0000919574-01-000343) pursuant to Rule 477(a) under the Securities Act of 1933.

              We appreciate your prompt attention to this matter and would be happy to provide any additional information you might require.


                                            Sincerely,


                                            /s/ David M. Schwarz
                                            __________________________
                                                David M. Schwarz






          00250433.AC0